Exhibit 99.1

Hydro One Limited welcomes new President and CEO and announces election of Directors

TORONTO, June 9, 2026 – Hydro One Limited (TSX: H) (Hydro One) welcomes Megan Telford as the company’s President and CEO and newest member of its Board of Directors. Ms. Telford steps into the role following the retirement of David Lebeter, also effective today. Ms. Telford was one of the 10 nominees listed in the company’s management information circular dated April 27, 2026, and elected as a Director at its Annual Meeting of Shareholders today.

“On behalf of the Board, I am pleased to welcome Megan Telford as she steps into the role of President and CEO today. We are excited to work alongside Megan as she leads Hydro One into its next chapter,” said Melissa Sonberg, Chair of the Board, Hydro One. “We are also pleased to welcome Perrin Beatty as an incoming Director and look forward to benefiting from his experience and leadership. I would like to thank Helga Reidel and Mitch Panciuk for their years of dedicated service and valuable contributions to the organization. We wish them both continued success and all the best in their future endeavours.”

A total of 505,469,897 shares, representing 84.23 per cent of Hydro One’s issued and outstanding common shares, were voted in connection with the meeting.

Detailed voting results for the election of Directors are below:

Director	Votes For (Percent)	Votes Withheld (Percent)
Perrin Beatty	99.84	0.16
David Hay	99.67	0.33
Debbie Hutton	99.84	0.16
Stacey Mowbray	99.94	0.06
Mark Podlasly	99.97	0.03
Michael Rencheck	99.80	0.20
Melissa Sonberg	97.22	2.78
Megan Telford	99.97	0.03
Brian Vaasjo	98.21	1.79
Susan Wolburgh Jenah	98.74	1.26

All other matters voted on at the meeting were approved. Final voting results will be available on Hydro One’s website and filed with Canadian and U.S. securities regulators.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion. Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors: Investor.Relations@HydroOne.com, 416-345-5943

Media: Media.Relations@HydroOne.com, 1-877-506-7584 (toll free in Ontario) or 416-345-6868